Exhibit 99.1
Huntington Bancshares Incorporated
Condensed Consolidated Balance Sheets
(Unaudited)

	2007	2006
(in thousands, except number of shares)	June 30,	December 31,	June 30,

Assets
Cash and due from banks	$818,877	$1,080,163	$876,121
Federal funds sold and securities purchased under resale agreements	857,080	440,584	365,592
Interest bearing deposits in banks	271,133	74,168	37,576
Trading account securities	619,836	36,056	113,376
Loans held for sale	348,272	270,422	298,871
Investment securities	3,863,182	4,362,924	5,124,682
Loans and leases	26,811,513	26,153,425	26,354,581
Allowance for loan and lease losses	(307,519)	(272,068)	(287,517)

Net loans and leases	26,503,994	25,881,357	26,067,064

Bank owned life insurance	1,107,042	1,089,028	1,070,909
Premises and equipment	398,436	372,772	365,763
Goodwill	569,738	570,876	571,697
Other intangible assets	54,646	59,487	64,141
Accrued income and other assets	1,008,450	1,091,182	1,309,985

Total Assets	$36,420,686	$35,329,019	$36,265,777

Liabilities and Shareholders’ Equity Liabilities
Deposits	$24,599,912	$25,047,770	$24,592,932
Short-term borrowings	2,860,939	1,676,189	2,125,932
Federal Home Loan Bank advances	1,397,398	996,821	1,271,678
Other long-term debt	2,016,199	2,229,140	2,716,784
Subordinated notes	1,494,197	1,286,657	1,255,278
Accrued expenses and other liabilities	987,900	1,078,116	1,364,017

Total Liabilities	33,356,545	32,314,693	33,326,621

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding	—	—	—
Common stock — No par value and authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 235,474,366 and 237,361,333 shares, respectively.	—	2,560,569	2,552,094
Par value of $0.01 and authorized 1,000,000,000 shares at June 30, 2007; issued 257,866,255 shares; outstanding 236,244,063 shares	2,579	—	—
Capital surplus	2,565,185	—	—
Treasury shares at cost, 21,622,192; 22,391,889 and 20,504,922, respectively	(489,633)	(506,946)	(457,758)
Accumulated other comprehensive loss:
Unrealized (losses) gains on investment securities	(17,243)	14,254	(69,723)
Unrealized gains on cash flow hedging derivatives	18,158	17,008	28,915
Pension and other postretirement benefit adjustments	(81,705)	(86,328)	(3,283)
Retained earnings	1,066,800	1,015,769	888,911

Total Shareholders’ Equity	3,064,141	3,014,326	2,939,156

Total Liabilities and Shareholders’ Equity	$36,420,686	$35,329,019	$36,265,777

     See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands, except per share amounts)	2007	2006	2007	2006

Interest and fee income
Loans and leases
Taxable	$466,904	$445,924	$928,045	$845,270
Tax-exempt	114	520	585	1,029
Investment securities
Taxable	49,684	60,852	104,799	112,960
Tax-exempt	6,528	5,894	12,621	11,606
Other	19,231	8,713	31,360	15,825

Total interest income	542,461	521,903	1,077,410	986,690

Interest expenses
Deposits	198,108	173,032	394,831	321,346
Short-term borrowings	23,271	20,969	43,108	35,634
Federal Home Loan Bank advances	16,009	17,077	28,519	31,565
Subordinated notes and other long-term debt	51,682	48,630	102,006	92,270

Total interest expense	289,070	259,708	568,464	480,815

Net interest income	253,391	262,195	508,946	505,875
Provision for credit losses	60,133	15,745	89,539	35,285

Net interest income after provision for credit losses	193,258	246,450	419,407	470,590

Service charges on deposit accounts	50,017	47,225	94,810	88,447
Trust services	26,764	22,676	52,658	43,954
Brokerage and insurance income	17,199	14,345	33,281	29,538
Other service charges and fees	14,923	13,072	28,131	24,581
Bank owned life insurance income	10,904	10,604	21,755	20,846
Mortgage banking income	7,122	13,616	16,473	26,810
Securities losses	(5,139)	(35)	(5,035)	(55)
Other income	34,403	41,516	59,297	88,432

Total non-interest income	156,193	163,019	301,370	322,553

Personnel costs	135,191	137,904	269,830	269,461
Outside data processing and other services	25,701	19,569	47,515	39,420
Net occupancy	19,417	17,927	39,325	35,893
Equipment	17,157	18,009	35,376	34,512
Marketing	8,986	10,374	16,682	17,675
Professional services	8,101	6,292	14,583	11,657
Telecommunications	4,577	4,990	8,703	9,815
Printing and supplies	3,672	3,764	6,914	6,838
Amortization of intangibles	2,519	2,992	5,039	4,067
Other expense	19,334	30,538	42,760	61,436

Total non-interest expense	244,655	252,359	486,727	490,774

Income before income taxes	104,796	157,110	234,050	302,369
Provision for income taxes	24,275	45,506	57,803	86,309

Net income	$80,521	$111,604	$176,247	$216,060

Average common shares — basic	236,032	241,729	235,809	236,349
Average common shares — diluted	239,008	244,538	238,881	239,451

Per common share
Net income — basic	$0.34	$0.46	$0.75	$0.91
Net income — diluted	0.34	0.46	0.74	0.90
Cash dividends declared	0.265	0.250	0.530	0.500
     See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

								Accumulated
								Other
	Preferred Stock		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total

Six Months Ended June 30, 2006:
Balance, beginning of period	—	$—	257,866	$2,491,326	$—	(33,760)	$(693,576)	$(22,093)	$781,844	$2,557,501
Comprehensive Income:
Net income									216,060	216,060
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized losses, net of tax of ($19,461).								(35,707)		(35,707)
Unrealized gains on cash flow hedging derivatives, net of tax of $7,382.								13,709		13,709

Total comprehensive income										194,062

Cumulative effect of change in accounting principle for servicing financial assets, net of tax of $6,521									12,110	12,110
Cash dividends declared ($0.50 per share)									(121,103)	(121,103)
Shares issued pursuant to acquisition				53,366		25,350	522,390			575,756
Recognition of the fair value of share-based compensation				8,547						8,547
Treasury shares purchased						(12,931)	(303,943)			(303,943)
Stock options exercised				(1,196)		880	18,445			17,249
Other				51		(44)	(1,074)			(1,023)

Balance, end of period	—	—	257,866	2,552,094	—	(20,505)	(457,758)	(44,091)	888,911	2,939,156

Six Months Ended June 30, 2007:
Balance, beginning of period	—	—	257,866	2,560,569	—	(22,392)	(506,946)	(55,066)	1,015,769	3,014,326
Comprehensive Income:
Net income									176,247	176,247
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of ($30,423)								(31,497)		(31,497)
Unrealized gains on cash flow hedging derivatives, net of tax of $619								1,150		1,150
Amortization included in net periodic benefit costs:
Net actuarial loss, net of tax of ($2,188)								4,063		4,063
Prior service costs, net of tax of ($108)								200		200
Transition obligation, net of tax of ($194)								360		360

Total comprehensive income										150,523

Assignment of $0.01 par value per share for each share of Common Stock				(2,557,990)	2,557,990					—
Cash dividends declared ($0.53 per share)									(125,216)	(125,216)
Recognition of the fair value of share-based compensation					7,816					7,816
Stock options exercised					(2,851)	881	19,911			17,060
Other					2,230	(111)	(2,598)			(368)

Balance, end of period	—	$—	257,866	$2,579	$2,565,185	(21,622)	$(489,633)	$(80,790)	$1,066,800	$3,064,141

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the six months ended June 30, 2007 and 2006, the reclassification adjustments were $5,035, net of tax of ($1,762), and $55, net of tax of ($19), respectively.
See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30,
(in thousands)	2007	2006

Operating activities
Net income	$176,247	$216,060
Adjustments to reconcile net income to net cash provided by operating activites:
Provision for credit losses	89,539	35,285
Depreciation and amortization	41,280	61,345
Increase in accrued income taxes	51,460	9,085
Deferred income tax benefit	(111,297)	(123,830)
Net increase in trading account securities	(583,780)	(27,290)
Pension contribution	—	(29,800)
Originations of loans held for sale	(1,280,343)	(1,318,453)
Principal payments on and proceeds from loans held for sale	1,185,067	1,313,926
Other, net	(51,260)	(233,826)

Net cash provided by operating activities	(483,087)	(97,498)

Investing activities
Increase in interest bearing deposits in banks	(123,345)	(12,089)
Net cash received in acquisitions	—	66,507
Proceeds from:
Maturities and calls of investment securities	242,945	241,871
Sales of investment securities	550,070	376,263
Purchases of investment securities	(340,837)	(1,024,048)
Proceeds from sales of loans	108,588	—
Net loan and lease originations, excluding sales	(817,197)	(246,265)
Proceeds from sale of operating lease assets	23,031	82,139
Purchases of premises and equipment	(53,029)	(12,645)
Other, net	6,989	(67)

Net cash used for investing activities	(402,785)	(528,334)

Financing activities
(Decrease) increase in deposits	(442,428)	495,827
Increase in short-term borrowings	1,184,750	157,532
Proceeds from issuance of subordinated notes	250,010	250,000
Proceeds from Federal Home Loan Bank advances	850,600	2,162,050
Maturity/redemption of Federal Home Loan Bank advances	(450,023)	(2,148,969)
Proceeds from issuance of long-term debt	—	935,000
Maturity of long-term debt	(240,099)	(635,549)
Dividends paid on common stock	(124,003)	(103,096)
Repurchases of common stock	—	(303,943)
Other, net	12,275	17,917

Net cash provided by financing activities	1,041,082	826,769

Increase in cash and cash equivalents	155,210	200,937
Cash and cash equivalents at beginning of period	1,520,747	1,040,776

Cash and cash equivalents at end of period	$1,675,957	$1,241,713

Supplemental disclosures:
Income taxes paid	$169,822	$194,505
Interest paid	580,982	463,979
Non-cash activities
Common stock dividends accrued, paid in subsequent quarter	48,484	46,884
Common stock and stock options issued for purchase acquisition	—	575,756
See notes to unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1 – Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements of Huntington Bancshares Incorporated (Huntington or the Company) reflect all adjustments consisting of normal recurring accruals, which are, in the opinion of Management, necessary for a fair presentation of the consolidated financial position, the results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission (SEC) and, therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been omitted. The Notes to Consolidated Financial Statements appearing in Huntington’s 2006 Annual Report on Form 10-K, (2006 Form 10-K), which include descriptions of significant accounting policies, as updated by the information contained in this report, should be read in conjunction with these interim financial statements.
     On July 1, 2007, Huntington acquired Sky Financial Group, Inc. Accordingly, the balances presented do not include the impact of the acquisition. See Note 3 for information regarding the acquisition.
     Certain amounts in the prior-year’s financial statements have been reclassified to conform to the 2007 presentation.
     For statement of cash flows purposes, cash and cash equivalents are defined as the sum of “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”
Note 2 – New Accounting Pronouncements
Financial Accounting Standards Board (FASB) Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158) – In September 2006, the FASB issued Statement No. 158, as an amendment to FASB Statements No. 87, 88, 106, and 132R. Statement No. 158 requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses, and prior service costs and credits that arise during the period. The recognition provisions of Statement No. 158 are to be applied prospectively and were effective for fiscal years ending after December 15, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ended after December 15, 2008. Currently, Huntington utilizes a measurement date of September 30th. The adoption of Statement No. 158 as of December 31, 2006 resulted in a write-down of its pension asset by $125.1 million, and decreased accumulated other comprehensive income by $83.0 million, net of taxes.
FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. This Interpretation of FASB Statement No. 109, Accounting for Income Taxes, contains guidance on the recognition and measurement of uncertain tax positions. Huntington adopted FIN 48 on January 1, 2007. Huntington recognizes the impact of a tax position if it is more likely than not that it will be sustained upon examination, based upon the technical merits of the position. The impact of this new pronouncement was not material to Huntington’s financial statements (See Note 9).
FASB Statement No. 157, Fair Value Measurements (Statement No. 157) – In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact this Statement will have on its consolidated financial statements.

FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) – In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact this Statement will have on its consolidated financial statements.
Note 3 – Acquisition of Sky Financial Group, Inc.
     On July 1, 2007, Huntington completed its merger with Sky Financial Group, Inc. (Sky Financial) in a stock and cash transaction valued at $3.5 billion. Sky Financial operated over 330 banking offices and over 400 ATMs and served communities in Ohio, Pennsylvania, Indiana, Michigan, and West Virginia.
     Under the terms of the merger agreement, Sky Financial shareholders received 1.098 shares of Huntington common stock, on a tax-free basis, and a cash payment of $3.023 for each share of Sky Financial common stock. The assets and liabilities of the acquired entity were recorded on the Company’s balance sheet at their fair values as of the acquisition date.
     The following table shows the excess purchase price over carrying value of net assets acquired, preliminary purchase price allocation, and resulting goodwill:

(in thousands)	July 1, 2007

Purchase price	$3,519,213
Carrying value of net assets acquired	(1,111,393)

Excess of purchase price over carrying value of net assets acquired	2,407,820

Purchase accounting adjustments:
Loans and leases	120,245
Accrued income and other assets	(33,789)
Deposits	(13,057)
Other borrowings	4,267
Deferred federal income tax liability	89,987
Accrued expenses and other liabilities	73,819

Goodwill and other intangible assets	2,649,292
Less other intangible assets:
Core deposit intangible	(357,000)
Other identifiable intangible assets	(115,000)

Other intangible assets	(472,000)

Goodwill	$2,177,292

     Of the $2.6 billion of acquired intangible assets, $0.4 billion was assigned to core deposit intangible, and $0.1 billion was assigned to customer relationship intangibles. The core deposit and other identifiable intangible assets have useful lives ranging from 10 to 15 years.
     The cost to acquire Sky Financial has been allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on preliminary estimated fair values. The allocation of the purchase price is subject to changes in the estimated fair values of assets acquired and liabilities assumed as additional information becomes available and plans are finalized. As such, it is not currently possible to report goodwill by segment.

     The following table summarizes the estimated fair value of the net assets acquired on July 1, 2007 related to the acquisition of Sky Financial:

(in thousands)	July 1, 2007

Assets
Loans held for sale	$81,188
Securities and other earning assets	852,209
Loans and leases	13,049,217
Goodwill and other intangible assets	2,649,292
Accrued income and other assets	822,247

Total assets	17,454,153

Liabilities
Deposits	12,850,629
Borrowings	866,175
Accrued expenses and other liabilities	218,136

Total liabilities	13,934,940

Purchase price	$3,519,213

Note 4 – Goodwill and Other Intangible Assets
     Goodwill by line of business as of June 30, 2007, was as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands)	Banking	Sales	PFCMG	Other	Consolidated

Balance, January 1, 2007	$535,855	$—	$35,021	$—	$570,876
Adjustments	209	—	(1,347)	—	(1,138)

Balance, June 30, 2007	$536,064	$—	$33,674	$—	$569,738

     The change in goodwill for the six month period ended June 30, 2007, primarily related to purchase accounting adjustments from the December 31, 2006 acquisition of Unified Fund Services, Inc. and Unified Financial Securities, Inc. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is evaluated for impairment on an annual basis at September 30th of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     At June 30, 2007, December 31, 2006 and June 30, 2006, Huntington’s other intangible assets consisted of the following:

	Gross	Accumulated	Net
(in thousands)	Carrying Amount	Amortization	Carrying Value
June 30, 2007
Leasehold purchased	$23,655	$(20,038)	$3,617
Core deposit intangible	45,000	(11,230)	33,770
Borrower relationship	6,570	(730)	5,840
Trust customers	11,430	(1,317)	10,113
Other	1,437	(131)	1,306

Total other intangible assets	$88,092	$(33,446)	$54,646

December 31, 2006
Leasehold purchased	$23,655	$(19,631)	$4,024
Core deposit intangible	45,000	(7,525)	37,475
Borrower relationship	6,570	(456)	6,114
Trust customers	11,430	(796)	10,634
Other	1,622	(382)	1,240

Total other intangible assets	$88,277	$(28,790)	$59,487

June 30, 2006
Leasehold purchased	$23,655	$(19,224)	$4,431
Core deposit intangible	45,000	(3,010)	41,990
Borrower relationship	6,570	(182)	6,388
Trust customers	11,430	(327)	11,103
Other	382	(153)	229

Total other intangible assets	$87,037	$(22,896)	$64,141

     Amortization expense of other intangible assets for the three month periods ended June 30, 2007 and 2006, was $2.5 million and $3.0 million, respectively. Amortization expense of other intangible assets for the six month periods ended June 30, 2007 and 2006 was $5.0 million and $4.0 million, respectively
     Excluding the estimated amount that will be acquired with the acquisition of Sky Financial, the estimated amortization expense of other intangible assets for the remainder of 2007 and the next five annual years are as follows:

Amortization
(in thousands)	Expense

Fiscal year:
2007	$5,038
2008	8,888
2009	7,957
2010	7,132
2011	6,333
2012	4,982

Note 5 – Loan Sales and Securitizations
Automobile loans
     Huntington sold $117.9 million and $218.4 million of automobile loans in the second quarter of 2007 and 2006, respectively, resulting in pre-tax gains of $0.9 million and $0.5 million, respectively. For the six month periods ended June 30, 2007 and 2006, sales of automobile loans totaled $259.2 million and $388.2 million, respectively, resulting in pre-tax gains of $2.1 million and $1.0 million, respectively.
     Automobile loan servicing rights are acccounted for under the amortization provision of FASB Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140. A servicing asset is established at fair value at the time of the sale. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is the payoff rate of the underlying loan pools. Valuation calculations rely on the predicted payoff assumption and, if actual payoff is quicker than expected, then future value would become impaired.
     Changes in the carrying value of automobile loan servicing rights for the three and six month periods ended June 30, 2007 and 2006, and the fair value at the end of each period were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2007	2006	2007	2006

Carrying value, beginning of period	$7,186	$9,610	$7,916	$10,805
New servicing assets	874	1,364	1,900	2,362
Amortization	(1,781)	(1,989)	(3,537)	(4,182)

Carrying value, end of period	$6,279	$8,985	$6,279	$8,985

Fair value, end of period	$7,205	$10,486	$7,205	$10,486

     Huntington has retained servicing responsibilities on sold automobile loans and receives annual servicing fees from 0.55% to 1.00% and other ancillary fees of approximately 0.40% to 0.45% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, amounted to $3.3 million and $3.4 million for the three month periods ended June 30, 2007 and 2006, respectively. For the six month periods ended June 30, 2007 and 2006, servicing income was $6.4 million and $6.8 million, respectively.
Residential Mortgage Loans
     During the first quarter of 2007, Huntington sold $109.5 million of residential mortgage loans held for investment, resulting in a net pre-tax gain of $0.5 million. There were no sales of residential mortgage loans held for investment in the second quarter of 2007 or the first six months of 2006.

     The following table is a summary of the changes in mortgage servicing right (MSR) fair value during the three and six month periods ended June 30, 2007 and 2006:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2007	2006	2007	2006

Fair value, beginning of period	$134,845	123,257	131,104	109,890
New servicing assets created	8,990	7,434	17,426	13,211
Servicing assets acquired	—	565	—	2,474
Change in fair value during the period due to:
Time decay (1)	(1,123)	(1,062)	(2,199)	(1,985)
Payoffs (2)	(3,326)	(2,231)	(5,888)	(4,840)
Changes in valuation inputs or assumptions (3)	16,034	8,281	14,977	17,494

Fair value, end of period	$155,420	$136,244	$155,420	$136,244

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.
     MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.
     A summary of key assumptions and the sensitivity of the MSR value at June 30, 2007 to changes in these assumptions follows:

		Decline in fair value
		due to
		10%	20%
		adverse	adverse
(in thousands)	Actual	change	change
Constant pre-payment rate	10.95%	$(6,383)	$(12,292)
Discount rate	9.39	(6,074)	(11,700)
     MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. The Company hedges against changes in MSR fair value attributable to changes in interest rates through a combination of derivative instruments and trading securities.
     Below is a summary of servicing fee income, a component of mortgage banking income, earned during the three and six month periods ended June 30, 2007 and 2006.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2007	2006	2007	2006

Servicing fees	$6,976	$5,995	$13,796	$11,920
Late fees	640	551	1,348	1,161
Ancillary fees	273	89	528	341

Total fee income	$7,889	$6,635	$15,672	$13,422

Note 6 — Investment Securities
     Listed below are the contractual maturities (under 1 year, 1-5 years, 6-10 years and over 10 years) of investment securities at June 30, 2007, December 31, 2006, and June 30, 2006:

	June 30, 2007		December 31, 2006		June 30, 2006
	Amortized		Amortized		Amortized
(in thousands)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

U.S. Treasury
Under 1 year	$200	$201	$800	$800	$699	$704
1-5 years	548	546	1,046	1,056	21,924	21,083
6-10 years	—	—	—	—	504	522
Over 10 years	—	—	—	—	—	—

Total U.S. Treasury	748	747	1,846	1,856	23,127	22,309

Federal agencies
Mortgage backed securities
Under 1 year	2,896	2,888	1,848	1,847	350	347
1-5 years	11,110	11,105	9,560	9,608	32,033	30,619
6-10 years	3,501	3,476	4,353	4,355	549	519
Over 10 years	1,181,589	1,176,050	1,261,423	1,265,651	1,252,384	1,194,850

Total mortgage-backed Federal agencies	1,199,096	1,193,519	1,277,184	1,281,461	1,285,316	1,226,335

Other agencies
Under 1 year	99,751	99,531	—	—	45,000	44,284
1-5 years	49,668	49,357	149,819	149,853	249,604	237,742
6-10 years	—	—	98	96	50,000	45,922
Over 10 years	—	—	—	—	—	—

Total other Federal agencies	149,419	148,888	149,917	149,949	344,604	327,948

Total Federal agencies	1,348,515	1,342,407	1,427,101	1,431,410	1,629,920	1,554,283

Municipal securities
Under 1 year	45	45	42	42	42	42
1-5 years	9,650	9,541	10,553	10,588	103	103
6-10 years	168,481	165,195	165,624	165,229	154,360	150,215
Over 10 years	503,199	496,378	410,248	415,564	430,118	421,243

Total municipal securities	681,375	671,159	586,467	591,423	584,623	571,603

Private label CMO
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	—	—
6-10 years	—	—	—	—	—	—
Over 10 years	727,026	723,515	586,088	590,062	749,019	731,031

Total private label CMO	727,026	723,515	586,088	590,062	749,019	731,031

Asset backed securities
Under 1 year	—	—	—	—	—	—
1-5 years	30,000	30,000	30,000	30,056	30,000	30,000
6-10 years	—	—	—	—	—	—
Over 10 years	933,778	926,599	1,544,572	1,552,748	1,949,008	1,948,538

Total asset backed securities	963,778	956,599	1,574,572	1,582,804	1,979,008	1,978,538

Other Under 1 year	5,600	5,594	4,800	4,784	1,900	1,900
1-5 years	2,747	2,736	2,750	2,706	8,795	8,780
6-10 years	844	833	—	—	1,050	985
Over 10 years	44	86	44	86	44	43
Non-marketable equity securities	152,071	152,071	150,754	150,754	146,957	146,957
Marketable equity securities	7,053	7,435	6,481	7,039	108,025	108,253

Total other	168,359	168,755	164,829	165,369	266,771	266,918

Total investment securities	$3,889,801	$3,863,182	$4,340,903	$4,362,924	$5,232,468	$5,124,682

Duration in years (1)		3.8		3.2		3.0

(1)	The average duration assumes a market driven pre-payment rate on securities subject to pre-payment.

     At June 30, 2007, non-marketable equity securities includes $123.0 million of stock of the Federal Home Loan Bank of Cincinnati and $29.1 million of stock of the Federal Reserve Bank.
     Gross losses on securities totaled $5.1 million for the three months ended June 30, 2007. For the six months ended June 30, 2007, gross gains on securities totaled $5.0 million and gross losses totaled $10.0 million. Gross losses for the six months ended June 30, 2007 included $8.4 million of impairment losses on certain securities backed by mortgage loans to borrowers with low FICO scores. Including impairment recognized since the fourth quarter of 2006, at June 30, 2007, these securities had a carrying value of $9.3 million. Gross gains and losses from the sales of securities were not material for the three or six month periods ended June 30, 2006.
     As of June 30, 2007, Management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses were caused by interest rate increases and other market related conditions. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at June 30, 2007.
Note 7 – Earnings per Share
     Basic earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued upon exercise of outstanding stock options, the vesting of restricted stock units, and the distribution of shares from deferred compensation plans. The calculation of basic and diluted earnings per share for the three and six month periods ended June 30, 2007 and 2006, was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands, except per share amounts)	2007	2006	2007	2006

Net income	$80,521	$111,604	$176,247	$216,060
Average common shares outstanding	236,032	241,729	235,809	236,349
Dilutive potential common shares	2,976	2,809	3,072	3,102

Diluted average common shares outstanding	239,008	244,538	238,881	239,451

Earnings per share
Basic	$0.34	$0.46	$0.75	$0.91
Diluted	0.34	0.46	0.74	0.90
     Options to purchase 9.4 million shares during the three month and six month periods ended June 30, 2007 and 5.6 million shares during the three month and six month periods ended June 30, 2006, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $24.60 and $24.61 per share and $25.68 and $25.67 per share for the three and six month periods ended June 30, 2007 and 2006, respectively.
Note 8 – Share-based Compensation
     Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of ten years. All options granted beginning in May 2004 have a maximum term of seven years.
     Beginning in 2006, Huntington began granting restricted stock units under the 2004 Stock and Long-Term Incentive Plan. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period, subject to certain service restrictions. The fair value of the restricted stock unit awards was based on the closing market price of the Company’s common stock on the date of award.

     Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Of the 28.8 million shares of common stock authorized for issuance under the plans at June 30, 2007, 19.8 million were outstanding and 9.0 million were available for future grants.
     Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods. Compensation costs are included in personnel costs on the consolidated statements of income. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the historical volatility of Huntington’s stock. The expected term of options granted is derived from historical data on employee exercises. The expected dividend yield is based on the dividend rate and stock price on the date of the grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Six Months Ended
	June 30,
	2007	2006

Assumptions
Risk-free interest rate	4.57%	4.58%
Expected dividend yield	4.45	4.20
Expected volatility of Huntington’s common stock	21.1	22.2
Expected option term (years)	6.0	6.0

Weighted-average grant date fair value per share	$3.75	$4.23
     Huntington’s stock option activity and related information for the six month period ended June 30, 2007, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except per share amounts)	Options	Price	Life (Years)	Value

Outstanding at January 1, 2007	20,573	$21.36
Granted	18	23.71
Exercised	(947)	18.33
Forfeited/expired	(342)	23.40

Outstanding at June 30, 2007	19,302	$21.47	4.4	$42,049

Exercisable at June 30, 2007	13,648	$20.86	4.1	$38,331

     The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price. The total intrinsic value of stock options exercised during the six month periods ended June 30, 2007 and 2006, was $4.1 million and $5.9 million, respectively.
     Total share-based compensation expense was $3.9 million and $4.3 million for the three month periods ended June 30, 2007 and 2006, respectively. For the six month periods ended June 30, 2007 and 2006, share-based compensation expense was $7.8 million and $8.5 million, respectively. Huntington also recognized $1.4 million and $1.5 million in tax benefits for the three months ended June 30, 2007 and 2006, respectively, related to share-based compensation. The tax benefits recognized related to share-based compensation for the six month periods ended June 30, 2007 and 2006 were $2.7 million and $3.0 million, respectively.
     Cash received from the exercise of options for the three month periods ended June 30, 2007 and 2006 was $10.7 million and $5.8 million, respectively. For the six month periods ended June 30, 2007 and 2006, cash received from option exercises were $14.6 million and $15.2 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $0.9 million for both the three month periods ended June 30, 2007 and 2006. For both of the six month periods ended June 30, 2007 and 2006, the tax benefit realized for the tax deductions from option exercises totaled $1.8 million.

     Huntington issues shares to fulfill stock option exercises and restricted stock units from available shares held in treasury. At June 30, 2007, the Company believes there are adequate shares in treasury to satisfy anticipated stock option exercises in 2007.
     The following table summarizes the status of Huntington’s restricted stock units as of and for the six months ended June 30, 2007:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share

Nonvested at January 1, 2007	468	$23.37
Granted	5	23.62
Vested	(6)	23.34
Forfeited	(13)	23.34

Nonvested at June 30, 2007	454	$23.38

     As of June 30, 2007, the total compensation cost related to restricted stock units not yet recognized was $7.0 million with a weighted-average expense recognition period of 2.1 years. The total fair value of restricted stock units vested during the six months ended June 30, 2007, was $0.1 million.
     As a result of the acquisition of Sky Financial, the outstanding stock options to purchase Sky Financial’s common stock were converted into 7.4 million options to purchase shares of Huntington common stock with a weighted average exercise price of $18.40.
Note 9 – Income Taxes
     The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city, and foreign jurisdictions. Federal income tax audits have been resolved through 2003. Various state and city jurisdictions remain open to examination for tax years 2000 and forward.
     The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not impact the Company’s financial statements. As of June 30, 2007, there were no unrecognized tax benefits.
     The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes.
Note 10 – Benefit Plans
     Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.
     In addition, Huntington has an unfunded, defined benefit post-retirement plan (Post-Retirement Benefit Plan) that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.

     The following table shows the components of net periodic benefit expense of the Plan and the Post-Retirement Benefit Plan:

	Pension Benefits		Post Retirement Benefits
	Three Months Ended		Three Months Ended
	June 30,		June 30,
(in thousands)	2007	2006	2007	2006

Service cost	$4,445	$4,414	$375	$383
Interest cost	5,966	5,539	667	565
Expected return on plan assets	(9,120)	(8,319)	—	—
Amortization of transition asset	2	—	276	276
Amortization of prior service cost	—	—	47	95
Settlements	1,000	1,000	—	—
Recognized net actuarial loss (gain)	3,116	4,377	(122)	(181)

Benefit expense	$5,409	$7,011	$1,243	$1,138

	Pension Benefits		Post Retirement Benefits
	Six Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2007	2006	2007	2006

Service cost	$8,890	$8,723	$749	$720
Interest cost	11,933	11,078	1,334	1,130
Expected return on plan assets	(18,240)	(16,539)	—	—
Amortization of transition asset	3	—	552	552
Amortization of prior service cost	1	1	189	190
Settlements	2,000	2,000	—	—
Recognized net actuarial loss (gain)	6,231	8,754	(203)	(362)

Benefit expense	$10,818	$14,017	$2,621	$2,230

     There is no required minimum contribution for 2007 to the Plan.
     Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The cost of providing these plans was $0.6 million for each of the three month periods ended June 30, 2007 and 2006, respectively. For the respective six-month periods, the cost was $1.4 million and $1.3 million.
     Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions dollar for dollar, up to the first 3% of base pay contributed to the plan. The match is 50 cents for each dollar on the 4th and 5th percent of base pay contributed to the plan. The cost of providing this plan was $2.7 million and $2.6 million for the three month periods ended June 30, 2007 and 2006, respectively. For the respective six month periods, the cost was $5.4 million and $5.1 million.
     As a result of the acquisition of Sky Financial, Huntington will remeasure its pension and post retirement plan assets and liabilities as of July 1, 2007.

Note 11 – Commitments and Contingent Liabilities
Commitments to extend credit:
     In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amounts of these financial agreements at June 30, 2007, December 31, 2006, and June 30, 2006, were as follows:

	June 30,	December 31,	June 30,
(in millions)	2007	2006	2006

Contract amount represents credit risk
Commitments to extend credit
Commercial	$4,602	$4,416	$4,021
Consumer	3,491	3,374	3,595
Commercial real estate	1,559	1,645	1,764
Standby letters of credit	1,230	1,156	1,121
Commercial letters of credit	48	54	54
     Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.
     Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $3.8 million, $4.3 million, and $3.6 million at June 30, 2007, December 31, 2006, and June 30, 2006, respectively.
     Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.
Commitments to sell loans:
     Huntington enters into forward contracts relating to its mortgage banking business. At June 30, 2007, December 31, 2006, and June 30, 2006, Huntington had commitments to sell residential real estate loans of $484.5 million, $319.9 million, and $341.5 million, respectively. These contracts mature in less than one year.
Litigation:
     In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of Management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington’s consolidated financial position.

Note 12 – Derivative Financial Instruments
Derivatives used in Asset and Liability Management Activities
     The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at June 30, 2007, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands )	Hedges	Hedges	Total

Instruments associated with:
Deposits	$615,000	$315,000	930,000
Federal Home Loan Bank advances	—	525,000	525,000
Subordinated notes	750,000	—	750,000
Other long-term debt	50,000	—	50,000

Total notional value at June 30, 2007	$1,415,000	$840,000	$2,255,000

     The following table presents additional information about the interest rate swaps used in Huntington’s Asset and Liability Management activities at June 30, 2007:

		Average		Weighted-Average
	Notional	Maturity	Fair	Rate
(in thousands )	Value	(years)	Value	Receive	Pay

Liability conversion swaps Receive fixed — generic	$810,000	9.1	$(34,481)	5.29%	5.57%
Receive fixed — callable	605,000	6.1	(18,942)	4.67	5.26
Pay fixed — generic	840,000	2.0	6,485	5.34	4.98

Total liability conversion swaps	$2,255,000	5.7	$(46,938)	5.14%	5.27%

     Interest rate caps used in Huntington’s Asset and Liability Management activities at June 30, 2007, are shown in the table below:

		Average
	Notional	Maturity	Fair	Weighted-Average
(in thousands )	Value	(years)	Value	Strike Rate

Interest rate caps — purchased	$500,000	1.6	$1,900	5.50%

     These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in a decrease to net interest income of $0.5 million and $0.8 million for the three month periods ended June 30, 2007 and 2006, respectively. For the six month periods ended June 30, 2007 and 2006, the impact to net interest income was a decrease of $0.2 million and $0.2 million, respectively.
     Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate the credit risk associated with derivatives. At June 30, 2007, December 31, 2006 and June 30, 2006, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $17.2 million, $42.6 million and $31.1 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.
     During 2006, Huntington terminated certain interest rate swaps used to hedge the future expected cash flows of certain FHLB advances and deferred these gains in accumulated other comprehensive income. The deferred swap gains were being amortized into interest expense over the remaining terms of the outstanding advances. During the second quarter of 2007, Huntington prepaid the FHLB advances, and recognized a gain of $4.1 million, which represented the remaining unamortized portion of the terminated swap gains.

Derivatives Used in Mortgage Banking Activities
     The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	June 30,	December 31,	June 30,
(in thousands)	2007	2006	2006

Derivative assets:
Interest rate lock agreements	$354	$236	$232
Forward trades and options	6,441	1,176	3,029

Total derivative assets	6,795	1,412	3,261

Derivative liabilities:
Interest rate lock agreements	(818)	(838)	(1,222)
Forward trades and options	(417)	(699)	(35)

Total derivative liabilities	(1,235)	(1,537)	(1,257)

Net derivative (liability) asset	$5,560	$(125)	$2,004

Derivatives Used in Trading Activities
     Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties.
     Supplying these derivatives to customers results in non-interest income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $3.4 million and $2.2 million for the three month periods ended June 30, 2007 and 2006, respectively. For the six month periods ended June 30, 2007 and 2006, total trading revenue for customer accommodation was $6.8 million and $5.2 million, respectively. The total notional value of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives was $5.2 billion, $4.6 billion, and $4.6 billion at June 30, 2007, December 31, 2006, and June 30, 2006, respectively. Huntington’s credit risk from interest rate swaps used for trading purposes was $53.3 million, $40.0 million, and $64.4 million at the same dates.
     Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at June 30, 2007, was $475.0 million. The total notional amount corresponds to trading assets with a fair value of $0.3 million. Total losses for the three month periods ended June 30, 2007 and 2006 were $12.3 million and $5.8 million, respectively. Total losses for the six month periods ended June 30, 2007 and 2006 were $12.8 million and $9.3 million, respectively.
     In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.5 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.5 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.

Note 13 – Shareholders’ Equity
Change in par value and shares authorized:
     During the second quarter, Huntington amended its charter to, among other things, assign a par value of $0.01 to each share of common stock. Shares of common stock previously had no assigned par value. Huntington also amended its charter to increase the number of authorized shares of common stock from 500 million shares to 1.0 billion shares.
Share Repurchase Program:
     On April 20, 2006, the Company announced that its board of directors authorized a new program for the repurchase of up to 15 million shares of common stock (the 2006 Repurchase Program). The 2006 Repurchase Program does not have an expiration date. The 2006 Repurchase Program cancelled and replaced the prior share repurchase program, authorized by the board of directors in 2005. The Company announced its expectation to repurchase the shares from time to time in the open market or through privately negotiated transactions depending on market conditions.
     Huntington did not repurchase any shares under the 2006 Repurchase Program for the three month period ended June 30, 2007. At the end of the period, 3,850,000 shares may be purchased under the 2006 Repurchase Program.
Note 14 – Segment Reporting
     Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial and Capital Markets Group (PFCMG). A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.
     The following provides a brief description of the four operating segments of Huntington:
Regional Banking: This segment provides traditional banking products and services to consumer, small business, and, commercial customers. As of June 30 2007, and excluding the impact of the Sky Financial acquisition, it operated in eight regions within the five states of Ohio, Michigan, West Virginia, Indiana, and Kentucky. It provided these services through a banking network of 375 branches, over 1,000 ATMs, along with Internet and telephone banking channels. It also provided certain services outside of these five states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. Retail Banking accounts for 56% and 77% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.
Dealer Sales: This segment provides a variety of banking products and services to more than 3,500 automotive dealerships within the Company’s primary banking markets, as well as in Arizona, Florida, Georgia, Nevada, New Jersey, North Carolina, New York, Pennsylvania, South Carolina, and Tennessee. Dealer Sales finances the purchase of automobiles by customers at the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealerships, or dealer working capital needs, and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. Dealer Sales’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.

Private Financial and Capital Markets Group (PFCMG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, insurance, and private banking products and services. It also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.
Treasury / Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include investment securities and bank owned life insurance. The net interest income/(expense) of this segment includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to other business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative and other miscellaneous expenses not allocated to other business segments. This segment also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.

     Listed below are certain financial results by line of business. For the three and six month periods ended June 30, 2007 and 2006, operating earnings were the same as reported earnings.

	Three Months Ended June 30,
Income Statements	Regional	Dealer		Treasury/	Huntington
(in thousands )	Banking	Sales	PFCMG	Other	Consolidated

2007
Net interest income	$213,589	$32,333	$18,199	$(10,730)	$253,391
Provision for credit losses	(54,873)	(303)	(4,957)	—	(60,133)
Non-interest income	96,657	10,984	45,964	2,588	156,193
Non-interest expense	(166,469)	(18,618)	(41,063)	(18,505)	(244,655)
Income taxes	(31,116)	(8,539)	(6,350)	21,730	(24,275)

Operating / reported net income	$57,788	$15,857	$11,793	$(4,917)	$80,521

2006
Net interest income	$227,473	$34,784	$18,037	$(18,099)	$262,195
Provision for credit losses	(14,844)	949	(1,850)	—	(15,745)
Non-interest income	92,759	21,516	39,139	9,605	163,019
Non-interest expense	(177,245)	(28,103)	(38,116)	(8,895)	(252,359)
Income taxes	(44,850)	(10,201)	(6,024)	15,569	(45,506)

Operating / reported net income	$83,293	$18,945	$11,186	$(1,820)	$111,604

	Six Months Ended June 30,
Income Statements	Regional	Dealer		Treasury/	Huntington
(in thousands of dollars)	Banking	Sales	PFCMG	Other	Consolidated

2007
Net interest income	$428,589	$63,974	$37,376	$(20,993)	$508,946
Provision for credit losses	(77,329)	(8,048)	(4,162)	—	(89,539)
Non-Interest income	186,200	24,165	79,615	11,390	301,370
Non-Interest expense	(329,370)	(38,205)	(81,295)	(37,857)	(486,727)
Income taxes	(72,831)	(14,661)	(11,037)	40,726	(57,803)

Operating / reported net income	$135,259	$27,225	$20,497	$(6,734)	$176,247

2006
Net interest income	$435,553	$69,615	$35,606	$(34,899)	$505,875
Provision for credit losses	(25,234)	(6,813)	(3,238)	—	(35,285)
Non-Interest income	170,551	48,508	80,033	23,461	322,553
Non-Interest expense	(319,393)	(59,883)	(68,827)	(42,671)	(490,774)
Income taxes	(91,517)	(17,999)	(15,251)	38,458	(86,309)

Operating / reported net income	$169,960	$33,428	$28,323	$(15,651)	$216,060

	Assets at			Deposits at
	June 30,	December 31,	June 30,	June 30,	December 31,	June 30,
(in millions)	2007	2006	2006	2007	2006	2006

Regional Banking	$21,681	$20,933	$21,035	$20,482	$20,231	$19,839
Dealer Sales	5,146	5,003	5,417	58	59	61
PFCMG	2,296	2,153	2,179	1,104	1,162	1,218
Treasury / Other	7,298	7,240	7,635	2,956	3,596	3,475

Total	$36,421	$35,329	$36,266	$24,600	$25,048	$24,593